UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sino Clean Energy Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

82936G 200

(CUSIP Number)

Alain Peracca

644 N High Road

Palm Springs, California  92262

sceiowners@aol.com

(760) 325-2103

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82936G 200	Page 2 of 12

1.	NAMES OF REPORTING PERSONS Alain Peracca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 1,551,317[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 370,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,551,317
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%[2]
14.	TYPE OF REPORTING PERSON IN

[1]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have voting power over 1,551,317 shares of common stock.

[2]	6.5% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 3 of 12

1.	NAMES OF REPORTING PERSONS Lismore Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 169,900[3]
	9.	SOLE DISPOSITIVE POWER 169,900
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,900
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[4]
14.	TYPE OF REPORTING PERSON PN

[3]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 169,900 shares of common stock.

[4]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 4 of 12

1.	NAMES OF REPORTING PERSONS Ceferino Nang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 165,000[5]
	9.	SOLE DISPOSITIVE POWER 165,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 165,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[6]
14.	TYPE OF REPORTING PERSON IN

[5]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 165,000 shares of common stock.

[6]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 5 of 12

1.	NAMES OF REPORTING PERSONS George Vlahos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 125,563[7]
	9.	SOLE DISPOSITIVE POWER 125,563
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,563
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[8]
14.	TYPE OF REPORTING PERSON IN

[7]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 125,563 shares of common stock.

[8]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 6 of 12

1.	NAMES OF REPORTING PERSONS Rex Manuel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 342,077[9]
	9.	SOLE DISPOSITIVE POWER 342,077
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,077
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%[10]
14.	TYPE OF REPORTING PERSON IN

[9]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 342,077 shares of common stock.

[10]	1.4% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 7 of 12

1.	NAMES OF REPORTING PERSONS Jim Sutter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 123,700[11]
	9.	SOLE DISPOSITIVE POWER 123,700
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,700
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[12]
14.	TYPE OF REPORTING PERSON IN

[11]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 123,700 shares of common stock.

[12]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 8 of 12

1.	NAMES OF REPORTING PERSONS Dave Pham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 112,577[13]
	9.	SOLE DISPOSITIVE POWER 112,577
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[14]
14.	TYPE OF REPORTING PERSON IN

[13]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 112,577 shares of common stock.

[14]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 9 of 12

1.	NAMES OF REPORTING PERSONS Peter De Meyer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 142,500[15]
	9.	SOLE DISPOSITIVE POWER 142,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *[16]
14.	TYPE OF REPORTING PERSON IN

[15]	Due to a Joint Filing and Voting Agreement (further described in Item 6 of the Schedule 13D), the Reporting Person may be deemed to have shared voting power over 142,500 shares of common stock.

[16]	Less than 1% based on 23,863,701 shares of common stock outstanding as of May 31, 2012.

CUSIP NO. 82936G 200	Page 10 of 12

This Amendment No. 1 (the “Amendment No. 1”) to Schedule 13D amends the Schedule 13D (the “Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on August 6, 2013 by: (i) Alain Peracca, (ii) Lismore Partners, LLC, (iii) Ceferino Nang, (iv) George Vlahos, (v) Rex Manuel, (vi) Jim Sutter, (vii) Dave Pham, and (viii) Peter De Meyer (collectively, the “Reporting Persons”). The Reporting Persons are making this joint filing because they comprise a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), formed for the purposes described in Item 4 of the Schedule 13D.  Capitalized terms used and not otherwise defined have the respective meanings set forth in the Schedule 13D. Except as otherwise provided herein, each item of the Schedule 13D remains unchanged.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate percentage of Shares reported owned by each person named herein is based upon 23,863,701 Shares outstanding as of May 31, 2012, as reported in the Issuer’s Form 10-Q Quarterly Report for the period ended March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012.

As of the date hereof, Mr. Peracca beneficially owns 370,000 Shares held directly by him, which represents approximately 1.55 % of the outstanding Shares of the Issuer. Mr. Peracca may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. By virtue of the Joint Filing and Voting Agreement discussed above, Mr. Peracca may be deemed to have power to vote an aggregate of 1,551,317 Shares, which represents approximately 6.5% of the outstanding Shares of the Issuer. Mr. Peracca holds sole power to dispose the 370,000 Shares held directly by him.  Since the date of filing the Schedule 13D through the date of filing this Amendment No. 1, Mr. Peracca purchased an aggregate of 67,298 Shares on the open market at an average price of approximately $0.15 per share (excluding commissions).

As of the date hereof, Mr. Manuel beneficially owns 342,077 Shares held directly by him, which represents approximately 1.43% of the outstanding Shares of the Issuer. Mr. Manuel holds sole power to dispose the Shares held directly by him. Mr. Manuel may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons. Shares listed as beneficially owned by Mr. Manuel exclude Shares held by any other Reporting Persons, as to which Mr. Manuel disclaims beneficial ownership.  Since the date of filing the Schedule 13D through the date of filing this Amendment No. 1, Mr. Manuel purchased an aggregate of 207,049 Shares on the open market at an average price of approximately $0.20 per share (excluding commissions).

(c)  Certain of the Reporting Persons engaged in transactions on the open market in the ordinary course of business during the past 60 days with respect to the Issuer’s Shares, as set forth on Schedule A, which is attached hereto and is incorporated herein by reference.

CUSIP NO. 82936G 200	Page 11 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 3, 2014

/s/ ALAIN PERACCA
ALAIN PERACCA

LISMORE PARTNERS, LLC

By:	/s/ ADAM WALDO
ADAM WALDO

/s/ CEFERINO NANG
CEFERINO NANG

/s/ GEORGE VLAHOS
GEORGE VLAHOS

/s/ REX MANUEL
REX MANUEL

/s/ JIM SUTTER
JIM SUTTER

/s/ DAVE PHAM
DAVE PHAM

/s/ PETER DE MEYER
PETER DE MEYER

CUSIP NO. 82936G 200	Page 12 of 12

Schedule A

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Alain Peracca during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approximate Price ($) Per Share (excluding commission)
7/7/2014	Common Stock	400	$0.21
7/15/2014	Common Stock	200	$0.20
7/25/2014	Common Stock	2,400	$0.22
7/25/2014	Common Stock	700	$0.20
8/13/2014	Common Stock	1,300	$0.18
8/13/2014	Common Stock	3,000	$0.18

The following transactions were effected by Rex Manuel during the past sixty (60) days:

Date	Security	Amount of Shares Bought (Sold)	Approximate Price ($) Per Share (excluding commission)
7/10/2014	Common Stock	3,090	$0.20
7/15/2014	Common Stock	541	$0.21
7/17/2014	Common Stock	450	$0.21
7/18/2014	Common Stock	1,009	$0.21
7/24/2014	Common Stock	2,500	$0.21
7/29/2014	Common Stock	1,300	$0.20
7/30/2014	Common Stock	2,200	$0.20
8/19/2014	Common Stock	100,000	$0.26